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                              April 27, 2020

       Robert Brantl
       Chairman, Chief Executive Officer, and Chief Financial Officer HYB Holding Corp.
       52 Mulligan Lane
       Irvington, NY 10533

                                                        Re: HYB Holding Corp.
                                                            Amendment 1 to
Registration Statement on Form 10-12G
                                                            Filed April 20,
2020
                                                            File No. 0-51012

       Dear Mr. Brantl:

               We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2020 letter.

       Amendment 1 to Registration Statement on Form 10 filed April 20, 2020

       General

   1. We note your response to prior comment 4 and disclosure on page 5 that it is unlikely that you will conduct a
public offering while you are a shell company. Please revise to disclose that you are a
blank check company, and disclose the applicability of Rule 419 to any subsequent
offerings as a blank check company. Refer to Interpretation 616.02 in the
                                                        Securities Act Rules
section of our Compliance and Disclosure Interpretations available on the Commission's
website.

   2. We note your response to prior comment 6. Please file the agreements underlying the loans from your
president as exhibits to your registration statement pursuant to
 Robert Brantl
HYB Holding Corp.
April 27, 2020
Page 2
         Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent these are oral agreements, please file a written description of the oral agreements as exhibits.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean C. Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-33345 with any other questions.



FirstName LastNameRobert Brantl                              Sincerely,
Comapany NameHYB Holding Corp.
                                                             Division of
Corporation Finance
April 27, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName